Filed by CF Industries Holdings, Inc.

(Commission File No. 001-32597)

Pursuant to Rule 425 under the Securities

Act of 1933

Subject Company:

Terra Industries Inc.

(Commission File No. 001-08520)

Conference Call Transcript

CF - CF Industries Proposes to Acquire Terra Industries in All Stock Transaction Conference Call

FINAL TRANSCRIPT

EVENT DATE/TIME: JAN 16, 2009 / 02:00PM GMT

CORPORATE PARTICIPANTS

Charles Nekvasil

CF Industries Holdings, Inc. - Director of Public and Investor Relations

Steve Wilson

CF Industries Holdings, Inc. - Chairman, President and CEO

Tony Nocchiero

CF Industries Holdings, Inc. - SVP and CFO

CONFERENCE CALL PARTICIPANTS

Steve Byrne

Merrill Lynch - Analyst

Jeff Zekauskas

JPMorgan - Analyst

Vincent Andrews

Morgan Stanley - Analyst

Bob Koort

Goldman Sachs - Analyst

Sachin Shah

ICAP - Analyst

Michael Piken

Cleveland Research - Analyst

Mike Judd

Greenwich Consultants - Analyst

Charlie Rentschler

Wall Street Access - Analyst

Kristen McDuffy

Goldman Sachs - Analyst

Wayne Cooperman

Cobalt Capital - Analyst

Ravi Kemap

AIG - Analyst

Brian D’Ambrosio

Suttonbrook Capital - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the CF Industries investor call. My name is Carissa and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will facilitate a question-and-answer session towards the end of this call. (Operator Instructions)

I would now like to turn the presentation over to your host for today’s call, Mr. Charles Nekvasil, Director of Public and Investor Relations. Please proceed.

Charles Nekvasil - CF Industries Holdings, Inc. - Director of Public and Investor Relations

Good morning and thank you for joining us on this conference call for CF Industries. I am Chuck Nekvasil, Director Public and Investor Relations, and with me are Steve Wilson, our Chairman and Chief Executive Officer, and Tony Nocchiero, our Senior Vice President and Chief Financial Officer.

Yesterday evening CF Industries announced that it has made a proposal to acquire Terra Industries. As you read our news release posted on the investor relations section of our website at www.CFIndustries.com, and as you listen to this conference call, please recognize that both contain forward-looking statements within the meaning of federal securities laws. All statements in the release and oral statements in this call or other discussions other than those relating to historical information or current conditions are considered forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control and which could cause actual results to differ materially from such statements. These risks and uncertainties include those spelled out in the Safe Harbor statement included in the news release and displayed in the slide package we will show you this morning.

Those of you listening to the call have control of the slides, which you can advance yourselves. Please consider all forward-looking statements in light of those and other risks and uncertainties and do not place undue reliance on any forward-looking statements.

Now let me introduce Steve Wilson, our Chairman and Chief Executive Officer. Steve?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

Thanks, Chuck, and thank you all for joining us this morning. The agenda for our call today, which is on slide four, is as follows. I will start off by reviewing the transaction terms of our proposal, followed by the strategic rationale. Tony will go through the financial benefits of the transaction, and I will conclude with key conditions.

Yesterday we were pleased to announce that CF made a proposal to the Terra Industries Board of Directors to acquire Terra in an all-stock combination. As slide five indicates, we are proposing an exchange ratio of 0.4235 shares of CF per Terra share, valuing Terra at approximately $2.1 billion in terms of market capitalization and approximately $2.4 billion in enterprise value based on yesterday’s share prices. This represents a 34% premium based on the 30-day volume-weighted average prices for the shares of the two companies and a 29% premium based on the 10-day volume weighted average.

On a pro forma basis, this would result in an ownership structure for the combined company of 53% for CF shareholders and 47% for Terra shareholders. The proposed transaction is subject to the negotiation of a definitive merger agreement as well as receipt of shareholder, regulatory, and other customary approvals.

Slide six shows a relative share exchange ratio of the two companies over the last 12 months. Our proposed exchange ratio of 0.4235 shares at CF per Terra share provides significant upside to the ratio based on yesterday’s closing prices, a ratio of 0.3449, and to the last 12 months average of 0.3371.

Now I would like to review the strategic rationale behind our proposal for Terra by moving to slide eight. Together, CF and Terra would create the global leader in nitrogen fertilizers in terms of nutrient ton capacity among publicly traded companies. The combination will result in a $4.4 billion enterprise with an improved strategic platform to pursue growth opportunities and to manage risk exposures. As the global leader in nitrogen fertilizers, we believe the combined company would become the must own stock for investors seeking exposure to our industry.

We believe the combination will generate in excess of $100 million in annual cost synergies, which I will get into in a little more detail shortly. We also believe a combined company will create significant financial benefits for all shareholders. The all-stock transaction would allow both companies’ shareholders to benefit from long-term value creation including the synergies that would be generated from this combination.

Additionally, we expect the transaction to be accretive to current CF stockholders in the second year following the close. We would maintain a strong, flexible balance sheet after the completion of the transaction. Given the numerous benefits of the transaction including the enhanced scale, we believe a compelling case for valuation multiple expansion exists.

These two companies know each other well. CF and Terra share a common culture, have shared experiences, and have faced similar challenges. Combining CF and Terra would create the global leader in nitrogen fertilizers.

As you can see on slide nine, the combined capacity on a pro forma basis would be 6.3 million nutrient tons of nitrogen, compared to 3.0 million and 3.4 million tons for CF and Terra respectively today.

In slide 10 you can see that CF has greater capacity than Terra in certain products and vice versa. By combining the two companies, we gain increased scale across all the fertilizers we produce.

Our integrated phosphate business in Central Florida displayed on slide 11 includes the industry’s newest rock mine and beneficiation plant, with annual capacity of 2.1 million tons of DAP/MAP and proven and fully permitted rock reserves. Phosphate is an important part of our business and we believe Terra’s shareholders and customers would benefit from our more diversified product offering.

As you can see on slide 12, both companies distribution, production, and human assets are based primarily in the US Corn Belt, one of the largest agricultural producing regions in the world. In addition, combining CF and Terra expands our footprint and provides us with greater access to sourcing in the global marketplace, especially from Trinidad. This would allow us to serve our customers better by ensuring that we provide fertilizer products when they need them and where they need them and giving us more flexibility in managing the fluctuations of global supply and demand.

Now I would like to go a little deeper into the cost synergies I mentioned earlier. We expect annual cost synergies, which are listed on slide 13, to exceed $100 million annually. We believe we can realize these synergies by combining overlapping corporate functions and consolidating headquarters. Savings would also come from optimizing our distribution network and manufacturing operations. Most or all of our manufacturing facilities would be maintained.

In addition, we anticipate lower transportation costs by reducing freight distances and by reducing the total number of leased railcars. We would also expect greater economies of scale in purchases and procurement. Finally, we would expect to free up working capital due to leaner inventory levels as a result of improved inventory management.

Slide 14 is an example of an opportunity for operational improvement. At Donaldsonville, Louisiana, the CF and Terra plants are right across the fence from each other. As a combined company, we could optimize logistics to improve efficiency in manufacturing and distribution.

Moving to slide 15, we are excited about the prospects of combining the talent, expertise, and creative energy of our respective dedicated workforces. Neither company would be where it is today without the hard work of its employees and the hours they spend ensuring that their customers are served exceptionally well. We believe the similarities of our cultures and values and the commitments that we have to safety and quality lead to lower integration risks than might otherwise be the case.

Now let me turn the call over to our CFO, Tony Nocchiero, who will go through the financial benefits of this transaction.

Tony Nocchiero - CF Industries Holdings, Inc. - SVP and CFO

Thanks, Steve, and good morning, everyone. We firmly believe that this transaction creates financial benefits for the shareholders of Terra and CF Industries. As slide 17 details, it allows both sets of shareholders to maintain their exposure to the industry and participate in the future value creation of the combined enterprise.

As a larger company with a pro forma enterprise value of $4.4 billion, we would have an improved strategic platform for growth and an enhanced ability to weather difficult market conditions as well as manage our risk exposures. In addition, the size of the combined company would provide better access to capital markets to invest in the future growth of our business and the liquidity of our shares on the NYSE would also increase.

We expect the transaction to be accretive in the second year following the close. As we already mentioned, we have identified a substantial and realizable cost synergies of over $100 million annually. We will maintain our disciplined approach to the management of our capital structure. We are committed to maintaining a strong, flexible balance sheet. As an example of our discipline and commitment to shareholders, we recently completed our $500 million share repurchase program on November 13, 2008.

Slide 18 illustrates the enhanced scale and the combined company on a pro forma basis. As you can see, we will be in a strong and flexible position in terms of our capital structure. As of September 30, 2008, the combined company would have had $1.3 billion in cash and short-term investments and only $330 million in debt. For the last 12 months ended September 30, 2008, the combined companies’ revenues would have been $6.5 billion, generating EBITDA of $2 billion before synergies on a pro forma basis. Ultimately we believe this enhanced scale would give the company a range of options to pursue growth, invest in our operations, and further drive return on capital.

Slide 19 demonstrates that there are a number of larger players in the global fertilizer industry and how combining CF and Terra will give both companies greater relevance in the capital markets.

Now let me turn it back to Steve, who will discuss the key conditions of the proposed transaction.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

Thanks, Tony. We believe our offer is compelling from both the financial and strategic point of view and hope that Terra realizes the potential that exists in combining two successful companies with complementary strengths. We are hopeful that we can reach a friendly agreement.

As noted on slide 21, the transaction is subject to the negotiation of a definitive merger agreement and we expect to conduct a brief reciprocal due diligence exercise.

In addition, the closing of the transaction would require the receipt of regulatory and other customary approvals including the approval by both sets of shareholders. This transaction is not subject to a financing condition.

Put simply, the transaction would create the global leader in nitrogen fertilizers, the number one producer in nitrogen in terms of capacity worldwide among publicly traded companies. As slide 22 shows, it is a compelling combination. The rationale behind this combination has already been acknowledged by both companies. We have identified annual realizable cost synergies of over $100 million which we believe would lead to value creation for all shareholders.

We are excited about this transaction and the potential it creates for our employees, customers, business partners, and most importantly, our shareholders. With that, let’s take some questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Steve Byrne, Merrill Lynch.

Steve Byrne - Merrill Lynch - Analyst

Good morning. Steve, can you tell me how many ammonia terminals you guys have in the Corn Belt and how many Terra has and what share of the total that would represent?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

Well, we have a map in the slide package. We have 19 of our own. They have several both in the Corn Belt and their own storage at plant locations. I don’t have the exact number in front of me.

Steve Byrne - Merrill Lynch - Analyst

What do you think the share is of the Corn Belt total would be?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

It is a diffident share, but I don’t have that quantified.

Steve Byrne - Merrill Lynch - Analyst

And the Terra folks move a lot of product in that Western pipeline, perhaps still called Magellan, whereas CF moves an awful up to the river pipeline, Valero I think it is. Can you see a scenario where there would be synergy in having production facilities on both pipelines, where you might move product from Terra facilities into some of your terminals in the Eastern Corn Belt through pipelines rather than coming up from the Gulf?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

Well, one of the key components of the synergy bundle is the opportunity to optimize distribution and logistics. It is pretty obvious that today we move product past their locations. They undoubtedly move product past our locations. By optimizing the situation, we would be reducing the total number of miles we are moving product and we would be optimizing the modes as you described obviously based upon the relative cost of barge, pipeline, and rail.

Steve Byrne - Merrill Lynch - Analyst

Thank you.

Operator

Jeff Zekauskas, JPMorgan.

Jeff Zekauskas - JPMorgan - Analyst

Good morning. How long would it take you to pull out this $100 million in cost synergies? And would the transportation element be the largest cost component?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

Well, we mentioned that and we believe that the transaction will be accretive in the second year. It would be sometime in the second year when we should be at a full run rate on synergies. I’m sorry, Jeff, your second question was —?

Jeff Zekauskas - JPMorgan - Analyst

In other words, is the transportation bucket the largest cost reduction component?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

We haven’t quantified the components, but I think the rough order here is that the SG&A savings should be the biggest opportunity, probably significantly more than any other one component and next in line would be the general area of logistics savings, transportation, distribution.

Jeff Zekauskas - JPMorgan - Analyst

When you look at the total price you might be paying for Terra, do you think that is very much different than its replacement cost?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

The answer to that is unequivocally yes, it is very much different than replacement cost. Ammonia, urea, nitrogen plants are expensive to build. Capital costs are high. However, when you consider that this is a share for share deal, you have to look at the other side also, the replacement cost of our assets are similarly probably above current market values. So we are looking at the relative market values of the companies as a basis for moving ahead on this transaction.

Jeff Zekauskas - JPMorgan - Analyst

Lastly, can you describe how you think that the regulators might view this transaction in its various dimensions and why you think the regulators might believe that it’s not anti-competitive?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

Well, we’ve taken a first level look by utilizing our experts and based on their insights and evaluations, we feel confident that we can gain approval.

Jeff Zekauskas - JPMorgan - Analyst

Okay, thank you very much.

Operator

Vincent Andrews, Morgan Stanley.

Vincent Andrews - Morgan Stanley - Analyst

Good morning. Could you give us a sense of as we think about the current environment both going into it and coming out of it, how — other than from a capacity perspective, where the combination would put – where you would be more advantaged in things you would be able to do differently either coming in, during, or coming out of the current environment?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

Well, if you think about running nitrogen assets in North America, the more – frankly the more leverage you have in the pool, the better off you are. Today we run six ammonia plants. That gives us a lot of flexibility, but we run them out of two locations. Adding other ammonia plants in other locations would give us more levers to pull, the ability to scale back production in multiple locations and source from the lowest cost, lowest delivered cost sources.

Also when we have down markets and reduced profitability, and I wouldn’t put today’s environment quite in the category of late 2005 and 2006, but the synergy opportunity, the cost savings would represent a much bigger proportion of earning power in the down markets than in the up markets. So it provides a more stable basis, a greater viability and sustainability.

Vincent Andrews - Morgan Stanley - Analyst

Okay, thank you.

Operator

Bob Koort, Goldman Sachs.

Bob Koort - Goldman Sachs - Analyst

Thank you, good morning. I was wondering, you make note in your letter about Terra having approached you previously, could you give us just a little more color on when that occurred and what the outcome of that was or what the process that was?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

I would just reiterate what’s in the letter, what’s really important is that there was a general shared notion that these two companies make sense together. Any other details of discussions that may have occurred are not important at this point.

Bob Koort - Goldman Sachs - Analyst

Okay and you provided a graph in your slide deck about the relative prices of the two companies. Can you talk a little bit more about what valuation methodologies your advisors used to arrive at that $20 if you will Terra price?

Tony Nocchiero - CF Industries Holdings, Inc. - SVP and CFO

This is Tony Nocchiero. We triangulated the valuation from a number of perspectives including the fundamental DCF value of the firms, valuing the share – the synergies, and looking at the relative trading values of the two companies over time.

Bob Koort - Goldman Sachs - Analyst

Very good, thank you.

Operator

Sachin Shah, ICAP.

Sachin Shah - ICAP - Analyst

Good morning. I had a couple of questions. First, can you talk about the regulatory approvals, how much time it may take to get them — you mentioned a shareholder vote by the regulatory side — how long it may take? Is there a possibility of a secondary request?

And also just on the valuation, can you maybe talk about the ratio? I know you’ve outlined it on slide 6, that the proposal is on the high side. But the synergies that you are mentioning, what is it —? That doesn’t necessarily take that into account, so I just wanted to maybe have you clarify that point on that line because there is — there wasn’t necessarily the perception that a deal was imminent so that line takes into the relative valuation of the companies, but not necessarily the valuation of the synergies that can be garnered.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

Let me respond to your first question and we may have to ask you to rephrase your second one. The timeline is really too early for us to estimate the timeline. Regulatory approvals are in the hands of outside parties largely not ourselves. And so we are anxious to have our friends in Sioux City engage in some discussions about reaching agreement and if we do so, we will start that clock running.

Sachin Shah - ICAP - Analyst

Okay, so — but there is no estimate of how long from start to finish when — whenever you reach a definitive merger agreement, how long it may take?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

Any guesstimate I would make would be just that, a guesstimate. So I’m not comfortable making it.

Sachin Shah - ICAP - Analyst

Okay, that’s fair.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

Could you rephrase your second question?

Sachin Shah - ICAP - Analyst

Yes. On slide six, you mentioned the proposal of 0.4235 in a stock transaction. That green line is an indication that’s above where the current multiple or exchange ratio would be trading. But just wanted to understand or clarify, can you talk about the synergies and how that current ratio that you are offering takes into account the synergies that will be garnered from a possible transaction and giving Terra shareholders an equal stake in those synergies?

Tony Nocchiero - CF Industries Holdings, Inc. - SVP and CFO

This is Tony Nocchiero again. As I said, we valued the firms through a number of perspectives and we feel that the ratio offered to the Terra shareholders gives them an attractive premium relative to the relative trading ranges of the two shares over time.

Sachin Shah - ICAP - Analyst

Okay, thank you very much.

Operator

Michael Piken, Cleveland Research.

Michael Piken - Cleveland Research - Analyst

Good morning. I just had a couple of quick questions. The first question is just sort of in terms of a couple years ago when you said Terra approached, I know people have already sort of asked this but what makes sort of this time different versus from a couple years ago and maybe the reasons why you didn’t combine back then?

And then my second question is with respect to the way that you are going about financing the deal in an all-stock transaction. You guys have a very strong balance sheet even after share repurchase and just wondering if you gave any thought to potentially using any debt to — as part of the deal rather than an all-stock transaction? Thanks.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

Well, again I will simply say with respect to your first question that I am not going to get into any details of any discussions we may have had in the past. It’s really not relevant to where we are today. We believe that the case for putting these companies together is compelling and we are very interested in entering into negotiations and putting them together.

With respect to the form of consideration, we are proposing and all stock transaction. The principal reason for that is that it preserves the potential value for both sets of shareholders that the synergy generation will be available to both sets of shareholders, the continued play, if you will, and largely nitrogen fertilizer is there with a modest added play in phosphate. So we think it is best for both sets of shareholders to put the companies together that way.

Operator

Mike Judd, Greenwich Consultants.

Mike Judd - Greenwich Consultants - Analyst

Yes, thanks for taking my question. I have a couple of questions. The first one is in terms of the stock options that the management of Terra or the Board would have there, would those stock options just merely be converted into CF options and at what price? Then secondly, have a question about Terra Nitrogen. If Terra fits into the fold here, why wouldn’t the remaining interest of Terra Nitrogen also fit into the fold?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

Just with respect to the stock option question, of course compensation plans that are in effect in both companies would be examined and we certainly would expect to simply convert them on a fair basis to equivalent CF stock options.

With respect to TNLP, Terra today owns more than 75% of that entity. I believe they have the right to take out the other unitholders at their discretion and it’s too early in our process for us to come to a conclusion about what we might or might not do with that opportunity.

Mike Judd - Greenwich Consultants - Analyst

But it seems logical that you would I guess at some point, right?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

It’s too early to tell. A lot of considerations would have to be taken into account in order to come to a decision.

Mike Judd - Greenwich Consultants - Analyst

Thank you.

Operator

Charlie Rentschler, Wall Street Access.

Charlie Rentschler - Wall Street Access - Analyst

Good morning, everybody. It seems to me you tippy-toed around a couple of times around the market share issue. And my research would indicate that the combined companies would have something like 45%, 50%, 55% of the domestic nitrogen fertilizer market. I think Justice Department would look at this kind of a situation very narrowly. In other words, they would define this market as US market, not global and within US, it would be not just total fertilizer but nitrogen fertilizer. And I am just wondering why you think you can pull this off?

I just came from spending two days at the no tillage convention with 800 farmers that certainly there was a lot of angst about the prices that they’ve had to pay for fertilizer. I wondered if you could get a bit more specific about why you think you can pull this off?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

Well, Charlie, I guess the general answer is that nitrogen fertilizer is the most global of fertilizer markets. There are many, many production points. The products are easily moved around the world. Roughly half of the nitrogen that’s supplied in North America is imported. So it’s a global marketplace and we know from experience that there is a lot of access to our market by producers around the world. So we believe that the regulators would view this as a global marketplace.

Charlie Rentschler - Wall Street Access - Analyst

Well, again, that goes back to definition, doesn’t it? If they look at the wholesale side of it, maybe that would be a different deal than global production.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

I understand that, but we feel comfortable that we can obtain clearance on this deal.

Charlie Rentschler - Wall Street Access - Analyst

Very good, thank you.

Operator

Kristin McDuffy, Goldman Sachs.

Kristen McDuffy - Goldman Sachs - Analyst

Hello. You indicated that Terra’s bonds may have to be refinanced in this transaction. Could you explain what the limiting factor is within those lines and metrics?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

Well, the bonds could be put upon a change of control at 101. There’s a call premium associated with the bonds as well. The important point here is that we’ve got the flexibility from a financial standpoint to take the time to optimize the overall capital structure. We’d obviously have to look at the credit facilities of the two companies and look at these outstanding notes as well and we would make a decision in due course.

Kristen McDuffy - Goldman Sachs - Analyst

Okay, thank you.

Operator

Wayne Cooperman, Cobalt.

Wayne Cooperman - Cobalt Capital - Analyst

I was just a little bit unclear. Did you guys make this proposal to the Terra Board directly and they refused it? I’m just not clear why we just come out with a press release at this point.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

We made the proposal to the Terra Board yesterday.

Wayne Cooperman - Cobalt Capital - Analyst

And then you just —? Don’t normally wouldn’t you like negotiate and see what happens and wait till they respond before putting out a press release?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

As I said, this is what one might call a friendly public initiative. We have had good relationships with them in the past and we would hope that this proposal will lead to a friendly discussion.

Wayne Cooperman - Cobalt Capital - Analyst

Right, I’m not sure what their view of that is.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

I can’t speak for them.

Wayne Cooperman - Cobalt Capital - Analyst

Okay. Thanks.

Operator

[Ravi Kemap], AIG.

Ravi Kemap - AIG - Analyst

Just a follow-up question — questions on the Terra bonds. Do you see a scenario where you may be forced to tender for those bonds at treasury plus 50?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

As I said, we will have plenty of time to evaluate the structure we want for the overall capital structure and we will take that into account in due course.

Ravi Kemap - AIG - Analyst

Okay, thank you.

Operator

(Operator Instructions) Brian D’Ambrosio, Suttonbrook Capital.

Brian D’Ambrosio - Suttonbrook Capital - Analyst

My question was answered. Thank you.

Operator

(Operator Instructions)

Charles Nekvasil - CF Industries Holdings, Inc. - Director of Public and Investor Relations

Operator, since it appears that we have no more questions, let’s turn the call back to Steve, please.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President and CEO

Okay, thanks to all of you for your continued interest in CF Industries. To reiterate, we believe this is a compelling transaction. We look forward to sharing information with all of you as appropriate as this process unfolds. Thank you very much.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.

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Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication relates to a business combination transaction with Terra Industries Inc. (“Terra”) proposed by CF Industries Holdings, Inc. (“CF”), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”).  This material is not a substitute for the prospectus/proxy statement CF would file with the SEC regarding the proposed transaction if such a negotiated transaction with Terra is reached or for any other document which CF may file with the SEC and send to CF or Terra stockholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CF AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov or by directing a request to the CF Public and Investor Relations Department, CF Industries Holdings, Inc., 4 Parkway North, Suite 400, Deerfield, IL 60015.

CF and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Terra’s stockholders in respect of the proposed transaction with Terra.  Information regarding CF’s directors and executive officers is available in its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 4, 2008.  Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this communication concerning Terra, including its business, operations and financial results was obtained from public sources.  While CF has no knowledge that any such information is inaccurate or incomplete, CF has not had the opportunity to verify any of that information.

Safe Harbor Statement

Certain statements contained in this communication may constitute “forward-looking statements” within the meaning of the federal securities laws.  All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on markets and selling prices; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; and the other risks and uncertainties included from time to time in our filings with the SEC.  We undertake no obligation to update or revise any forward-looking statements.